Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free
Fund of Colorado (the "Fund") was held on June 2
1, 2007. The holders of shares representing 77% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

			Dollar Amount of  Votes:
	Trustee		For			Withheld

Tucker Hart Adams		$160,776,428	$1,663,336
Thomas A. Christopher	$160,805,938	$1,633,827
Gary C. Cornia		$160,805,938	$1,633,827
Diana P. Herrmann		$159,743,750	$2,696,014
Lyle W. Hillyard		$160,721,447	$1,718,318
John C. Lucking		$160,726,092	$1,713,672
Anne J. Mills		$160,776,428	$1,663,336


2. To ratify the selection of Tait Weller & Baker LLP as the Fund's independent registered public accounting firm.

		Dollar Amount of  Votes:

	For			Against		Abstain

	$157,155,391	$756,493		$4,527,869